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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       American Precision Industries Inc.
                           (Name of Subject Company)

                       American Precision Industries Inc.
                       (Name of Persons Filing Statement)

                   Common Stock, $.66 2/3 par value per share
                         (Title of Class of Securities)

                                  029069 10 1
                       (CUSIP Number of Class Securities)

                               ----------------

                                Kurt Wiedenhaupt
                       American Precision Industries Inc.
                               2777 Walden Avenue
                             Buffalo, NY 14225-4748
                                 (716) 684-9700
     (Name, Address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                               ----------------

                                With a copy to:
                             James J. Tanous, Esq.
                        Jaeckle Fleischmann & Mugel, LLP
                            800 Fleet Bank Building
                             Twelve Fountain Plaza
                            Buffalo, New York 14202
                                 (716) 856-0600

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company is American Precision Industries Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2777 Walden Avenue, Buffalo, NY 14225-4748. The telephone number of the principal executive offices of the Company is (716) 684-9700. The title of the class of equity securities to which this Statement relates is the common stock, par value $.66 2/3 per share, of the Company (the "Common Stock"). As of February 18, 2000, there were 6,889,322 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Persons.

   (a) The name, address and telephone number of the Company, the person filing this Statement, are as set forth in Item 1 above.

   (b) This Statement relates to the tender offer by Alpha Acquisition I Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated February 24, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all outstanding shares of Common Stock at a price of $19.25 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated February 15, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation").

   According to the Schedule TO, the address of the principal executive office of Purchaser and Parent is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. All information contained in this Statement or incorporated by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or Parent, and the Company assumes no responsibility therefor.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

 Conflicts of Interest

   Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates are described below. See also "Background of the Offer; Contacts with API" and "Purpose of the Offer; the Merger Agreement; the Support Agreements; the Consulting Agreement; Statutory Requirements; Appraisal Rights; Plans for API; "Going Private" Transactions" in the Offer to Purchase for a description of certain such contracts, agreements, arrangements, understandings or conflicts of interest. For a description of the background of the transaction and recent contacts among Parent, Purchaser and the Company, see Item 4 below.

 The Merger Agreement

   The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a description of the terms and provisions of the

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Merger Agreement. In addition, some of the information set forth below summarizes certain portions of the Merger Agreement and related agreements that relate to arrangements between the Company, Parent and/or the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the summary set forth below are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.

 Stock Options

   The Merger Agreement provides that immediately prior to the effective time of the Merger, the Company will accelerate the vesting of all outstanding stock options (the "Options") detailed on the disclosure schedule attached to the Merger Agreement, and each then vested Option will no longer be exercisable but will entitle each holder of such an Option, in cancellation and settlement therefor, to a payment in cash by the Company (subject to any applicable withholding taxes), at the effective time, equal to the product of (i) the total number of shares of Common Stock of the Company subject to such vested Option and (ii) the excess of $19.25 over the exercise price per share of Common Stock subject to such vested Option. All stock option or similar plans of the Company and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the effective time of the Merger. Pursuant to the Merger Agreement, prior to the effective time of the Merger, the Company's board of directors (or, if appropriate, any committee of the board) will adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the effective time of the Merger, of all Options previously granted under any stock option or similar plans of the Company, without any payment therefor except as described above.

   As of February 18, 2000, directors and executive officers of the Company held, in the aggregate, 953,686 Options to purchase Common Stock (including unvested Options that will be accelerated at the effective time of the Merger pursuant to the terms of the Merger Agreement) pursuant to the 1989, 1993, 1995 and 1998 Employees Stock Option Plans, the 1995 Directors Stock Option Plan, the 1997 Officers Stock Option Plan, and an Option contained in the Employment Agreement between the Company and Kurt Wiedenhaupt each of which is an Exhibit to this Schedule 14D-9 and is incorporated herein by reference (collectively, the "Stock Option Plans"), including 513,923 Options and 50,000 tandem Stock Appreciation Rights held by Kurt Wiedenhaupt, the Company's President and Chief Executive Officer, 47,500 Options held by Bruce McH. Kirchner, the Company's Vice President and Chief Financial Officer, 56,987 Options held by James W. Bingel, Vice President of the Company and President of API Delevan Inc., a wholly-owned subsidiary of the Company, 9,500 Options held by Bradley J. Holcomb, Vice President, Supply Chain Management and Operational Excellence of the Company, 61,300 Options held by Craig J. VanTine, Vice President of the Company and President of API Heat Transfer Inc., a wholly-owned subsidiary of the Company, and 104,000 Options held by Richard S. Warzala, Vice President of the Company and President of API Motion Inc., a wholly-owned subsidiary of the Company.

 Employment Arrangements

   Parent and Mr. Wiedenhaupt have entered into a Consulting Agreement (the "Consulting Agreement") dated February 15, 2000. The Consulting Agreement provides that Mr. Wiedenhaupt will provide consulting services to Parent for the period commencing on the date of termination of his employment with the Company and ending on the earlier of (i) the fifth anniversary of such date and
(ii) the date the Consulting Agreement is terminated by Parent for certain specified reasons or Mr. Wiedenhaupt upon 30 days' advance written notice (the "Consulting Period"). In exchange for his services, Mr. Wiedenhaupt will receive a consulting fee of $400,000 per year for each year of the Consulting Period. The Consulting Agreement also imposes certain confidentiality restrictions on Mr. Wiedenhaupt and contains a two-year non-competition covenant after the Consulting Period. Mr. Wiedenhaupt and Parent also have an arrangement whereby Mr. Wiedenhaupt may be entitled to certain additional payments and an acceleration of certain of his consulting fees upon a sale of the Company's heat transfer business during the Consulting Period.

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

   The foregoing summary is qualified in its entirety by the provisions of the Consulting Agreement filed as Exhibit 8, that is incorporated herein by reference.

   Certain executive officers of the Company may receive payments under existing change in control agreements with the Company as a result of the Offer and/or the Merger. See "Compensation of Executive Officers--Employment Contract; Supplemental Benefit Programs; and Change of Control Arrangements" in the attached Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder for a description of these arrangements.

 Support Agreements

   On February 15, 2000, Parent entered into Support Agreements (the "Support Agreements") with each of Kurt Wiedenhaupt and Holger Hjelm (the "Principal Stockholders"), with respect to 22,072 shares of Common Stock owned by Mr. Wiedenhaupt (representing approximately 0.26% of the outstanding Common Stock, giving effect to the conversion of the Series B Seven Percent (7%) Cumulative Convertible Preferred Stock ("Series B Preferred Stock") of the Company that is currently outstanding) and 1,236,337 shares of Series B Preferred Stock that are convertible into shares of Common Stock and an additional 260,000 shares of Common Stock both of which are owned by InterScan Holding Ltd. and any other entities directly or indirectly controlled by Mr. Hjelm (representing approximately 21.3% of the outstanding Common Stock giving effect to the conversion of the Series B Preferred Stock).

   Pursuant to the Support Agreements, the Principal Stockholders agreed to tender (or cause the record owner of such shares to validly tender) and not to withdraw, pursuant to and in accordance with the Offer, but, in the case of Mr. Hjelm, in no event earlier than March 3, 2000 or later than the then scheduled expiration date of the Offer, and in the case of Mr. Wiedenhaupt, as soon as possible but in no event later than the then scheduled expiration date of the Offer, all of the shares of Common Stock and Series B Preferred Stock owned by the Principal Stockholders (collectively, the "Tender Shares"). The Principal Stockholders further agreed that, during the term of the Support Agreements, at any meeting of stockholders of the Company the Principal Stockholders will (i) vote the Tender Shares in favor of the Merger; (ii) vote the Tender Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) vote the Tender Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, including, but not limited to: (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Company and its subsidiaries; (c) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (d) any material change in the present capitalization or dividend policy of the Company; or (e) any other material change in the Company's corporate structure or business. The term of Mr. Hjelm's Support Agreement ends on the date that the Merger Agreement is terminated under Section 8.1(e) and Mr. Wiedenhaupt's ends 30 days after such date.

   The Principal Stockholders agreed that they would not, and would not permit or authorize any of their affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than Parent, the Purchaser or any of their affiliates or representatives) concerning any Acquisition Transaction (as defined in the Merger Agreement) or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement. The Principal Stockholders agreed to cease any existing

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activities, discussions or negotiations with any parties conducted prior to the date of the Support Agreements with respect to any Acquisition Transaction and agreed to notify Parent, in writing, of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Transaction, identifying the offeror and furnish Parent with a copy of any such proposal or inquiry, if in writing, or a written summary of any oral proposal or inquiry relating to an Acquisition Transaction, and agreed to further advise Parent with respect to any developments relating to such proposal, including the results of any discussions or negotiations with respect thereto.

   Mr. Hjelm's Support Agreement further provides that upon accepting for payment the shares in the Offer, Purchaser will pay in cash an amount for the Series B Preferred Stock equal to the product of the number of shares of Common Stock to be issued upon conversion of the Series B Preferred Stock, calculated in accordance with the terms of the Series B Preferred Stock, multiplied by the greater of (i) the Offer Price and (ii) the amount per share of Common Stock paid by Purchaser in the Offer. Also pursuant to Mr. Hjelm's Support Agreement, the Company agreed that the Support Agreement does not violate the Shareholder Agreement between InterScan Holding Ltd. and the Company dated July 8, 1997 (the "Shareholder Agreement"), in any respect. The Company also agreed that as long as it has the right to vote with respect to Tender Shares, it will take all action in its capacity as proxy holder under the Shareholder Agreement consistent with the Support Agreement and the transactions contemplated thereby, including voting the Tender Shares as described above.

   Mr. Wiedenhaupt, in his Support Agreement, granted certain officers of Parent his irrevocable proxy and attorney-in-fact (with full power of substitution), to vote the Tender Shares in favor of the Merger and other transactions contemplated by the Merger Agreement, against any Acquisition Transaction and otherwise as contemplated by the Support Agreement, as described above.

   The Support Agreements also contain customary representations and warranties of the Principal Stockholders including representations relating to title and ownership of the Tender Shares.

   The foregoing summary is qualified in its entirety by reference to the Support Agreements filed as Exhibits 6 and 7 hereto, that are incorporated herein by reference.

 Indemnification and Insurance

   Pursuant to the Merger Agreement, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and Bylaws and those provisions will not be amended, repealed or otherwise modified in any manner for a period of six years from the effective time of the Merger. Parent has agreed not to cancel the Company's existing directors' and officers' liability insurance policy, which expires on April 30, 2002.

Item 4. The Solicitation or Recommendation.

   (a) RECOMMENDATION. THE BOARD OF DIRECTORS OF THE COMPANY, BY THE UNANIMOUS APPROVAL OF ALL DIRECTORS PRESENT AT A SPECIAL MEETING HELD ON FEBRUARY 15, 2000, APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, AND RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE COMPANY'S STOCKHOLDERS.

   (b) Background; Reasons for the Board's Recommendation.

   Background of the Offer

   Since 1992 the Company has been pursuing a growth strategy centered on increasing the Company's sales and earnings. This strategy has been implemented through a combination of the introduction of new products,

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the expansion of the Company's distribution channels through the appointment of specialized sales representatives and distributors, and the acquisition of complementary businesses in the motion and heat transfer industries, with a goal being to consolidate a significant portion of the electronic and electromechanical motion control segment of the motion control industry and industrial heat transfer industry.

   During this period, the Company has acquired two heat transfer businesses. Ketema, a manufacturer of shell and tube heat exchangers, refrigeration condensers and packaged chillers based in Grand Prairie, Texas, was acquired for cash in April 1996, and Schmidt-Bretten, a manufacturer of plate and frame heat exchangers based in Germany, was acquired for cash in January 1997. These acquisitions, when combined with the Company's historical heat transfer operations of Basco, based in Buffalo, New York, and Airtech, based in Arcade, New York, have enabled the Company's heat transfer business to grow from $27,354,000 in sales in 1991 to $90,586,000 in sales in 1999.

   At the same time that the Company was expanding its presence in the heat transfer business, it was engaged in an aggressive acquisition program on the motion side of its operations with four acquisitions between 1994 and 1999. Harowe, a manufacturer of fractional horsepower motors and feedback devices with operations in West Chester, Pennsylvania, and St. Kitts, West Indies, was acquired for cash in June 1994; Gettys, a motor company located in Racine, Wisconsin was acquired for cash in April 1996; Portescap, a micro-motor company headquartered in Switzerland, was acquired primarily for shares of Series B Preferred Stock in July 1997; and Elmo, a Swedish manufacturer of induction and servo motors, was acquired for cash in January 1999. These acquisitions, when combined with the Company's historical motion operations of Controls, Deltran, Delevan and SMD located in the Buffalo, New York area, have enabled the Company's motion control business to grow from $23,267,000 in sales in 1991 to $145,747,000 in sales in 1999.

   The financial results of the Company's growth strategy from 1991 to 1999 were an increase in consolidated net sales from $50,621,000 in 1991 to $236,333,000 in 1999, and an increase in net earnings from $3,600,000 in 1991 to $8,100,000 in 1999 (before dividends on the Series B Preferred Stock).

   In order to fund this growth, the Company increased its primary unsecured bank line of credit from $20,000,000 to $100,000,000 in 1998. Also, as part of its growth strategy, the Company eliminated its cash dividend on its Common Stock effective the first quarter of 1997, thereby allowing the Company to utilize those funds in its operations and for acquisitions.

   A key goal of the Company's growth strategy was to achieve annual consolidated sales in the range of $225,000,000 to $250,000,000 through internal growth and acquisitions, using primarily cash to pay for the acquisitions. Once that level of sales was achieved, the Company's goal was to seek a major acquisition or strategic combination using the Company's Common Stock to fund that process. As indicated above, the Company has been successful in achieving its sales goal. However, in the past 18 months a combination of circumstances have prevented the Company, to date, from achieving its goal to expand through a major acquisition, namely the increased efforts by competitors substantially larger than the Company to consolidate the motion industry through acquisitions and the low value placed on the Company's Common Stock in the public stock markets.

   It was in this environment that the Company was approached in the latter half of 1998 by a private investment partnership which was interested in exploring a possible investment in or acquisition of the Company. After agreeing to a confidentiality and standstill agreement, that party conducted a limited review of the Company and ultimately determined that its partners' investment return requirements precluded it from making any offer that would value the Company's stock at any appreciable premium over its then market price. In the process of holding these discussions, the Company's Board of Directors appointed a Special Committee of independent Directors, consisting of Klaus Oertel, Victor A. Rice and Jerre L. Stead (the "Special Committee") and retained the investment banking firm of McDonald Investments Inc. ("McDonald") to assist it in evaluating any proposal that this party might make.

   Upon learning that this investment partnership would not make any proposal, the Company's Board authorized management with the assistance of McDonald, under the direction of the Special Committee, to

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selectively examine on a confidential basis other possible strategic initiatives while at the same time continuing the Company's strategy of growth through internal expansion and acquisition.

   Acting pursuant to this authorization from the Board, from time to time throughout 1999 management and McDonald contacted, and responded to inquiries from, financial investors and strategic buyers in the motion control business and, to a more limited extent, the heat transfer business. Included in this process were discussions between the Company and one of its competitors in the motion control industry concerning a possible merger or other combination of the two companies; preliminary discussion on this topic had taken place in June 1998. However, these discussions have not progressed and the parties have not had any discussions since November 1999.

   In furtherance of its growth strategy, the Company held discussions during the first half of 1999 with a large publicly traded European company concerning the Company's interest in purchasing part of the European company's controls business. However, the European company ultimately sold that business to Parent.

   In June 1999, ING Barings LLC held a conference for companies in the motion control industry at which the president of Company made a presentation. The Company subsequently learned that a representative of Parent also attended the conference and heard the presentation. Following that conference, a representative of ING Barings, as financial adviser to Parent, contacted the Company's president and indicated that the president of Parent would be interested in meeting with him. The Company's president responded that he would be interested in discussing with Parent the possible acquisition by the Company of certain operations of the European company's controls business recently acquired by Parent. The ING Barings representative responded that Parent viewed itself as a buyer and not a seller. After discussing this situation with members of the Special Committee, the Company's president agreed to meet with Parent's president.

   A meeting was held in Buffalo, New York between the Company's president and Parent's president on September 10, 1999. At that meeting, Parent's president indicated that Parent would be interested in discussing with the Company a possible acquisition of the Company by Parent. The Company's president reported this discussion to the members of the Special Committee and received authorization to continue the discussion with Parent if Parent agreed to enter into a confidentiality and standstill agreement, particularly in view of the fact that its Pacific Scientific subsidiary was both a customer and a competitor of the Company's motion group. Parent signed a confidentiality and standstill agreement on September 20, 1999, and requested a meeting at its offices in Washington, D.C. The Company's president reported these events to the Special Committee at a meeting of that Committee on October 1, 1999, and received authorization to proceed with the meeting with Parent.

   A meeting was held at Parent's offices in Washington, D.C. on October 8, 1999, which was attended by the Company's president, two other officers and two management personnel of the Company and a representative of McDonald, and Parent's president and six other representatives of Parent and a representative from ING Barings. Both companies made presentations concerning their businesses at that meeting. Over the next several weeks following that meeting there were occasional telephone conversations between representatives of McDonald, on behalf of the Company, and representatives of ING Barings, on behalf of Parent, concerning the level of interest of Parent in making an offer to purchase the Company. In one of those telephone conversations in late October 1999, the ING Barings representative indicated that, based on the information available, Parent might be willing to consider making an offer in the range of $15.00 to $18.00 per share.

   At the same time that this was occurring the Company and McDonald, with authorization from the Special Committee, contacted other possible strategic buyers on a confidential basis. These potential strategic buyers conducted limited investigation with respect to the Company's business. On November 19, 1999, a representative of McDonald met with a strategic buyer; this led to a meeting in Buffalo, New York on November 29 and 30, 1999 between officers and representatives of the Company and officers of that company. The Company received from that party an indication that it might be willing to consider pursuing an acquisition

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of the Company for a price in the range of $15.00 to $17.00 per share. On
December 17, 1999, the same party indicated to McDonald that it might consider a price of $18.00 per share, subject to its satisfaction that there were parties interested in possibly purchasing the Company's heat transfer business.

   Based on this information, the Company advised Parent, through McDonald, that the Company's Board had not made a decision to sell the Company. Parent was further advised that its range of value did not adequately reflect the Company's intrinsic value, and, in addition, the Company had received a comparable expression of interest from another interested party. There was sporadic contact between the Company and Parent and their respective advisers over the next few weeks. A representative of McDonald met with a representative of ING Barings in New York City on December 9, 1999, at which time the ING Barings representative indicated that Parent might be willing to increase its possible offer. ING Barings then contacted the Company on January 17, 2000 and requested a meeting. After receiving approval from the Chairman of the Special Committee, the Company's president met with Parent's president on January 20, 2000 at which time Parent's president indicated that Parent was interested in pursuing a purchase of the Company for $19.00 per share. The Company's president responded that he would need a higher offer to recommend action to the Company's Board. Parent's president, after discussion with Parent's Board members, offered $19.25 per share on a preliminary basis.

   Following those conversations, a special telephonic meeting of the Board was held on January 24, 2000 for the purpose of informing the directors about the discussions with Parent and other parties and determining an appropriate course of action. This meeting was also attended by members of the Company's management, the Company's regular legal counsel, Jaeckle Fleischmann & Mugel, LLP ("JF&M") and McDonald. At this meeting, management reviewed with the Board the history and content of the discussions with Parent and the interest other companies had expressed in discussing a possible acquisition of the Company. The Board discussed various strategic alternatives available to the Company, including continuing on the Company's present course as a stand-alone company, increasing the Company's emphasis on strategic acquisitions, and exploring the possible sale of the Company. The Board discussed the competitive environment in the Company's industries, and the strategic and competitive challenges and opportunities that these various alternatives might present. The Board expressed concern that even if the Company were successful in executing its business plans, there was risk that the value of its Common Stock might not be reflected in higher trading prices for its stock. The Board also discussed recent acquisition activity in the motion business, noting that such acquisitions had been consummated at attractive valuations.

   At this meeting, the Board determined that it should explore the possibility of a sale of the Company. The Board then discussed the appropriate process to follow in exploring a possible sale, and JF&M advised the Board as to its duties and responsibilities in that regard. The Board discussed the possible different approaches that might be followed, including pursuing discussions only with the Parent and broadening the discussion to other parties. McDonald also reviewed with the Board various valuation methodologies that would be utilized in connection with its financial analysis of any offers the Company might receive.

   The Board discussed the merits of the Parent's interest in pursuing a cash tender offer for all outstanding shares at $19.25 per share of Common Stock, subject to expeditious completion of specified items of due diligence, execution of the Support Agreements, and other customary conditions. The Board considered this to be attractive from the perspective of its valuation and the relative certainty of consummation. In light of the length of time a sale process could take and the risks of delay, the Board believed that it was in the best interests of the Company and its stockholders to proceed quickly with the process. The Board decided to proceed promptly with Parent if Parent were willing to move expeditiously with due diligence and contract negotiations. The Board instructed the Company's legal and financial advisors to pursue discussions with Parent, but to consider discussions with other interested parties if negotiations with Parent faltered.

   At a meeting held in Buffalo, New York on January 27, 2000, the Company and Parent entered into an agreement that granted Parent the exclusive right to negotiate a transaction with the Company through February 21, 2000. Over the course of the next several days, as instructed by the Board, management and

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JF&M permitted Parent to conduct a due diligence review of all of the Company's operations, and negotiated the terms of the Merger Agreement. From January 27, 2000 to February 14, 2000, Parent finalized its due diligence review. Concurrently with this review, the Company, the Principal Stockholders, Parent, and their respective legal and financial advisors negotiated the final terms of the Merger Agreement, the Support Agreements, and related documents.

   On February 14, 2000, all due diligence issues were addressed in a manner acceptable to Parent and Parent indicated that it was prepared to enter into the Merger Agreement as it had been negotiated by the parties and their counsel. On the evening of February 14, Mr. Oertel, the Chairman of the Special Committee, and another Director met with the Company's president and the senior officers of the Company and representatives of JF&M and McDonald to review Parent's offer and the terms of the Merger Agreement and related documents. On the morning of February 15, 2000, the Company's Directors held a special telephonic Board meeting to receive an update on the status of the discussions and negotiations. At that meeting, McDonald reviewed with the Board its financial analysis of Parent's offer, and JF&M reported on the status of the discussions with respect to the Merger Agreement and related documents. JF&M indicated that it believed that the terms of the Merger Agreement and the related documents were satisfactory from a legal point of view and consistent with the directors' duties. McDonald rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated February 15, 2000, the date of execution of the Merger Agreement) as to the fairness, from a financial point of view, to the holders of shares of Common Stock of the $19.25 per share cash consideration to be received in the Offer and the Merger.

   After discussions, the six members of the Company's eight person Board of Directors who were in attendance at this meeting unanimously voted to approve the Merger Agreement and the related documents and transactions, for the reasons described below. The two Directors who were not able to attend the meeting both expressed their support of the Board's decision in separate telephone conversations with the Company's president. The details of the Offer and Merger, and related documents, were agreed upon throughout the balance of the day on February 15, 2000. The Merger Agreement and the Support Agreements were signed and delivered in the evening of February 15, 2000, and the parties issued a press release announcing the transaction on the morning of February 16, 2000.

   Reasons for the Board's Recommendation

   The Board has approved the Merger Agreement and the Offer, and recommends that stockholders tender their shares of Common Stock in the Offer. In reaching this determination, the Board consulted with the Company's senior officers and legal and financial advisors, and considered the following important factors that supported the Board's recommendations:

  . The Board's knowledge of the Company's business and earnings prospects, its needs for funds to achieve future plans, near term and long term business risks, historical stock prices, the competitive business environment in which the Company operates, and business and valuation trends in the Company's industries.

  . Developments in the Company's industries, including the entry of large motion companies into the business either through the launch of new products or the acquisition of competitors of the Company. In addition, the Board considered the senior officers' view that the motion business is likely to require substantially increased capital and resources for marketing and product development, which could pose a significant strategic and competitive challenge to the Company.

  . The extensive discussions with other potential buyers undertaken before the signing of the Merger Agreement, as described under "Background of the Offer."

  . The per share price of $19.25 to be paid in the Offer and the Merger, which represents a premium of approximately 68% over the per share closing price of $ 11.4375 on February 15, 2000, the last trading day before the announcement of the execution of the Merger Agreement, and approximately

     92.5% over the closing price of $10.00 on September 10, 1999, the date when the Company held its first meeting with Parent.

  . The opinion of McDonald dated February 15, 2000 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $19.25 per share cash consideration to be received in the Offer and the Merger by holders of shares was fair, from a financial point of view, to such holders. The full text of McDonald's written opinion dated February 15, 2000, is attached hereto as Annex A and is incorporated herein by reference. McDonald's opinion is directed only to the fairness, from a financial point of view, of the $19.25 per share cash consideration to be received in the Offer and the Merger by holders of shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. Holders of shares are urged to read such opinion carefully in its entirety.

  . The Board's belief that Parent is a highly attractive, interested acquirer of the Company, with the ability to complete the Offer and the Merger promptly without a financing contingency.

  . The terms and conditions of the Merger Agreement and the Support Agreements, including the limitations they impose on the Company's ability to seek alternative transactions with other parties.

  . The fact that the Principal Stockholders were in favor of the transactions and willing to sign the Support Agreements.

  . Possible alternatives to the Offer, including continuing to operate as an independent public company, increasing the Company's emphasis on strategic acquisitions, or continuing to seek a sale of the Company to another party, and the effect, benefits and risks, short term and long term, of such alternatives on the value of the Common Stock.

   The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but summarizes the material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors, or determine that any particular factors were of primary importance. Rather, the Board made its determination that the Merger Agreement and the Offer are fair to, and in the best interests of, the Company and its stockholders based on the totality of the information presented to and considered by the Board. Individual members of the Board may have given different weight to these different factors.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   The Company retained McDonald to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of McDonald's engagement, the Company has agreed to pay McDonald a transaction fee of .50% of the Transaction Value (as defined below) up to $200,000,000, 1.00% of the Transaction Value between $200,000,000 and $250,000,000 and 3.00% of the Transaction Value above $250,000,000. For purposes of the Offer and the Merger, "Transaction Value" means the total amount of cash paid, directly or indirectly, for the Common Stock, Series B Preferred Stock, Options or other equity interests of the Company. The Company has also retained McDonald to provide a fairness opinion with respect to the Offer and the Merger, and McDonald's $400,000 fee for rendering the fairness opinion is credited against the transaction fee. The Company also has agreed to reimburse McDonald for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify McDonald and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of McDonald's engagement. In the ordinary course of business, McDonald and its affiliates (including KeyCorp and its affiliates) may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to stockholders on behalf of the Company with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   (a) Other than the Support Agreements, no transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

   (b) To the best of the Company's knowledge, each of the Company's executive officers, directors and affiliates who own shares of Common Stock presently intend to tender such shares of Common Stock pursuant to the Offer, except for shares of Common Stock purchaseable upon exercise of existing stock options to the extent such existing stock options will be cancelled in exchange for cash payments pursuant to the Merger Agreement as referenced in Item 3 above. Pursuant to the Support Agreements, the Principal Stockholders have agreed to
(i) tender all shares of Common Stock and Series B Preferred Stock covered thereby into the Offer, (ii) vote such shares in favor of the Merger, (iii) vote such shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iv) vote such shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The shares that are the subject of the Support Agreements represent, in the aggregate, approximately 21.6% of the outstanding shares of Common Stock giving effect to the conversion of the Series B Preferred Stock. See "Support Agreements" under
Item 3 above.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by the Company, any of its subsidiaries, or any other person, or
(iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (b) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

   The following exhibits are filed with this Schedule 14D-9:

 Exhibit 1 Press Release of the Company dated February 16, 2000.

 Exhibit 2 Press Release of Parent dated February 16, 2000 (incorporated by reference to Exhibit (a)(6) to the Schedule TO).

 Exhibit 3 Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Schedule TO).*

 Exhibit 4 Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).*

 Exhibit 5 Agreement and Plan of Merger, dated February 15, 2000, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit (d)(1) to Schedule TO).

 Exhibit 6  Support Agreement between Parent and Kurt Wiedenhaupt dated
            February 15, 2000 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

 Exhibit 7  Support Agreement among Parent, Holger Hjelm and the Company dated
            February 15, 2000 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

 Exhibit 8 Consulting Agreement between Parent and Kurt Wiedenhaupt dated as of February 15, 2000.

 Exhibit 9  Confidentiality Agreement dated as of September 20, 1999 between
            Parent and the Company.

 Exhibit 10 Letter to the stockholders of the Company, dated February 24,
            2000.*

 Exhibit 11 Opinion of McDonald Investments Inc. (attached to this Schedule
            14D-9 as Annex A).*

 Exhibit 12 Restated Certificate of Incorporation dated October 29, 1986 and filed with the Secretary of State of Delaware on November 6, 1986
            (incorporated by reference to Exhibit 4(a) in the Registration
            Statement on Form S-8, No. 33-31315, filed September 28, 1989).

 Exhibit 13 Restated By-Laws, as amended on June 16, 1992 (incorporated by reference to Exhibits B(i) -(ii) in Form 10-Q for fiscal quarter ended October 1, 1993).

 Exhibit 14 Form of Agreement relating to the Directors Supplemental Death
            Benefit and Fee Continuation Plan, as amended March 11, 1991
            (incorporated by reference to Exhibit 10A in Form 10-K for fiscal year ended December 28, 1990).

 Exhibit 15 Form of Indemnification Agreement with directors dated February 25,
            1991 (incorporated by reference to Exhibit 10C in Form 10-K for fiscal year ended December 28, 1990).

 Exhibit 16 Form of Indemnification Agreement with officers dated February 25,
            1991 (incorporated by reference to Exhibit 10D in Form 10-K for fiscal year ended December 28, 1990).

 Exhibit 17 1989 Stock Option Plan (incorporated by reference to Exhibit A in definitive Proxy Statement dated March 15, 1989).

 Exhibit 18 Amendment to 1989 Stock Option Plan (incorporated by reference to
            Exhibit C(B) in the definitive Proxy Statement dated March 24,
            1995).

 Exhibit 19 Amendment No. 2 to the American Precision Industries Inc. 1989
            Employees Stock Option Plan (incorporated by reference to Exhibit
            10F in Form 10-Q for fiscal quarter ended September 30, 1998).

 Exhibit 20 1993 Employees Stock Option Plan (incorporated by reference to
            Exhibit A in the definitive Proxy Statement dated March 22, 1993).

 Exhibit 21 Amendment to 1993 Employees Stock Option Plan (incorporated by reference to Exhibit C(A) in the definitive Proxy Statement dated
            March 24, 1995).

 Exhibit 22 Amendment No. 2 to the American Precision Industries Inc. 1993
            Employees Stock Option Plan (incorporated by reference to Exhibit
            10E in Form 10-Q for fiscal quarter ended September 30, 1998).

 Exhibit 23 1995 Employees Stock Option Plan (incorporated by reference to
            Exhibit A in the definitive Proxy Statement dated March 24, 1995).

 Exhibit 24 Amendment to the American Precision Industries Inc. 1995 Employees
            Stock Option Plan (incorporated by reference to Exhibit 10B in Form
            10-Q for fiscal quarter ended June 30, 1998).

 Exhibit 25 Amendment No. 2 to the American Precision Industries Inc. 1995
            Employees Stock Option Plan (incorporated by reference to Exhibit
            10D in Form 10-Q for fiscal quarter ended September 30, 1998).

 Exhibit 26 1995 Directors Stock Option Plan (incorporated by reference to
            Exhibit B in the definitive Proxy Statement dated March 24, 1995).

 Exhibit 27 1995 Directors Stock Option Plan, as amended and restated
            (incorporated by reference to Annex C in the definitive Proxy
            Statement dated March 25, 1998).

 Exhibit 28 Amendment No. 1 to the American Precision Industries Inc. 1995
            Directors Stock Option Plan (incorporated by reference to Exhibit
            10B in Form 10-Q for fiscal quarter ended September 30, 1998).

 Exhibit 29 1997 Officers Stock Option Plan (incorporated by reference to Annex
            B in the definitive Proxy Statement dated March 25, 1998).

 Exhibit 30 Amendment No. 1 to the American Precision Industries Inc. 1997
            Officers Stock Option Plan (incorporated by reference to Exhibit
            10A in Form 10-Q for fiscal quarter ended September 30, 1998).

 Exhibit 31 1998 Employees Stock Option Plan (incorporated by reference to
            Annex A in the definitive Proxy Statement dated March 25, 1998).

 Exhibit 32 Amendment No. 1 to the American Precision Industries Inc. 1998
            Employees Stock Option Plan (incorporated by reference to Exhibit
            10A in Form 10-Q for fiscal quarter ended June 30, 1998).

 Exhibit 33 Amendment No. 2 to the American Precision Industries Inc. 1998
            Employees Stock Option Plan (incorporated by reference to Exhibit
            10C in Form 10-Q for fiscal quarter ended September 30, 1998).

 Exhibit 34 Stock Option and Tandem Stock Appreciation Rights Agreement dated
            June 16, 1992 between Kurt Wiedenhaupt and American Precision
            Industries Inc. (incorporated by reference to Exhibit 10(ii) in
            Form 10-Q for fiscal quarter ended July 3, 1992).

 Exhibit 35 First Amendment to American Precision Industries Inc. Grant of
            Restricted Stock and Bonus to Kurt Wiedenhaupt dated July 1, 1996
            (incorporated by reference to Exhibit 10(iv) in Form 10-Q for fiscal quarter ended September 27, 1996).

 Exhibit 36 Executive Employment Agreement effective as of July 1, 1997 between
            Kurt Wiedenhaupt and American Precision Industries Inc.
            (incorporated by reference to Exhibit 10(ii) in Form 10-Q for fiscal quarter ended October 3, 1997).

 Exhibit 37 Change in Control Agreement between American Precision Industries
            Inc. and Kurt Wiedenhaupt dated July 1, 1996 (incorporated by reference to Exhibit 10(ii) in Form 10-Q for fiscal quarter ended
            September 27, 1996.)

 Exhibit 38 Amendment to Change in Control Agreement between American Precision
            Industries Inc. and Kurt Wiedenhaupt dated as of October 15, 1999.

 Exhibit 39 Form of Change in Control Agreement between American Precision
            Industries Inc. and James W. Bingel, Bruce McH. Kirchner, Craig J.
            VanTine, Richard S. Warzala and Bradley Holcomb (incorporated by reference to Exhibit 10(i) in Form 10-Q for fiscal quarter ended
            September 27, 1996).

 Exhibit 40 Amendment to Change in Control Agreement between American Precision
            Industries Inc. and Bruce McH. Kirchner dated as of October 15,
            1999.

 Exhibit 41 Amendment to Change in Control Agreement between American Precision
            Industries Inc. and Craig J. VanTine dated as of October 15, 1999.

 Exhibit 42 Amendment to Change in Control Agreement between American Precision
            Industries Inc. and Richard S. Warzala dated as of October 15,
            1999.

 Exhibit 43 Change in Control Agreement between American Precision Industries
            Inc. and Deborah K. Pawlowski dated as of October 15, 1999.

 Exhibit 44 Change in Control Agreement between American Precision Industries
            Inc. and Mark E. Wood dated as of October 15, 1999.

 Exhibit 45 Executive Supplemental Retirement Plan (as restated) between
            American Precision Industries Inc. and Kurt Wiedenhaupt dated July
            1, 1996 (incorporated by reference to Exhibit 10(v) in Form 10-Q for fiscal quarter ended September 27, 1996).

 Exhibit 46 Amendment to Executive Supplemental Retirement Plan between
            American Precision Industries Inc. and Kurt Wiedenhaupt dated as of
            February 19, 1999 and Schedule A thereto (incorporated by reference to Exhibit 10-A in Form 10-Q for fiscal quarter ended June 30,
            1999).

 Exhibit 47 Executive Supplemental Retirement Plan (as restated) between
            American Precision Industries Inc. and Kurt Wiedenhaupt, first dated as of July 1, 1992, as amended and restated as of July 1, 1996, and Schedule A thereto as amended effective February 19, 1999
            (incorporated by reference to Exhibit 10-B in Form 10-Q for fiscal quarter ended June 30, 1999).

 Exhibit 48 Life Insurance Split-Dollar Agreement (as restated) between
            American Precision Industries Inc. and Kurt Wiedenhaupt dated July
            1, 1996 (incorporated by reference to Exhibit 10(vii) in Form 10-Q for fiscal quarter ended September 27, 1996).

 Exhibit 49 Amendment to Life Insurance Split-Dollar Agreement between American
            Precision Industries Inc. and Kurt Wiedenhaupt dated as of February
            19, 1999 and Schedule A thereto (incorporated by reference to Exhibit 10-C in Form 10-Q for fiscal quarter ended June 30, 1999).

 Exhibit 50 Life Insurance Split-Dollar Agreement (Second Restatement) between
            American Precision Industries Inc. and Kurt Wiedenhaupt, first dated August 26, 1992, as amended and restated as of February 19, 1999, and Schedule A thereto (incorporated by reference to Exhibit
            10-D in Form 10-Q for fiscal quarter ended June 30, 1999).

 Exhibit 51 Executive Supplemental Retirement Plan (as restated) between
            American Precision Industries Inc. and James W. Bingel dated as of
            October 15, 1999.

 Exhibit 52 Amendment to Executive Supplemental Retirement Plan between
            American Precision Industries Inc. and James W. Bingel dated as of
            December 1, 1999.

 Exhibit 53 Executive Supplemental Retirement Plan (as restated) between
            American Precision Industries Inc. and Bruce McH. Kirchner dated as of October 15, 1999.

 Exhibit 54 Executive Supplemental Retirement Plan (as restated) between
            American Precision Industries Inc. and Craig J. VanTine dated as of
            October 15, 1999.

 Exhibit 55 Executive Supplemental Retirement Plan (as restated) between
            American Precision Industries and Richard S. Warzala first dated as of June 1, 1983, as amended and restated as of January 4, 1997.

 Exhibit 56 Amendment to Executive Supplemental Retirement Plan between
            American Precision Industries Inc. and Richard S. Warzala dated as of April 24, 1998.

 Exhibit 57 Form of Life Insurance Split-Dollar Agreement between American
            Precision Industries Inc. and James J. Bingel, Bruce McH. Kirchner and Richard S. Warzala (incorporated by reference to Exhibit 10-
            D(ii) in Form 10-K for fiscal year ended December 31, 1998).

--------
* Included with Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                  /s/ Kurt Wiedenhaupt
                                          -------------------------------------
                                               Kurt Wiedenhaupt, President

Dated: February 24, 2000